AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1998.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                            First Banks America, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock $0.15 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                           31928N 10 3
-------------------------------------------------------------------------------
                          (CUSIP Number)

                    Allen H. Blake, Executive Vice President
                                First Banks, Inc.
                   11901 Olive Boulevard, St. Louis, MO 63141
                                 (314) 995-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                February 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS STATEMENT CONTAINS TWENTY-THREE (23) PAGES AND THE EXHIBIT INDEX IS ON PAGE
                                   EIGHT (8).

SCHEDULE 13D
----------------------------------------   ------------------------------------
CUSIP NO.  31928N 10 3                                      Page 2 of 23 Pages
----------------------------------------   ------------------------------------
---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        FIRST BANKS, INC.

                    43-1175538
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*            (a)
                                                                       (b)  X

---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS*

                   Not Applicable
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) R 2(e)

---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    MISSOURI
---------- --------------------------------------------------------------------
------------------- -------- --------------------------------------------------
   NUMBER OF       7        SOLE VOTING POWER
                             1,852,900 CLASS A COMMON-Includes Right to Acquire
                             (Convertible Debs)
      SHARES                 2,500,000 CLASS B COMMON
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
                    -------- --------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER
                             1,852,900 CLASS A COMMON-Includes Right to Acquire
                             (Convertible Debs)
    REPORTING                2,500,000 CLASS B COMMON
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- --------------------------------------------------
---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,352,900 (Includes Class A, Class B and Right to Acquire Common Shares)
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.1% of all voting common
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    HC, CO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         This statement relates to the Class A Common Stock, par value $0.15 per share (the "Common Stock"), and 12% Convertible Debentures, maturing October 31, 2000 (the Debentures), issued by First Banks America, Inc., a Delaware corporation ("FBA"), whose principal executive offices are located at 135 N. Meramec, Clayton, Missouri 63105. FBA was formerly known as BancTEXAS Group, Inc. whose principal executive offices were located at 13747 Monfort Drive, Dallas, Texas 75240 (CUSIP Number 059786 40 0).

         The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of the Common Stock of FBA at a conversion price of $14.06 per share, subject to adjustment in certain events.

         The statement on Schedule 13D filed by the reporting person on September 14, 1994 to report ownership of 37,500,000 shares of Class B Common Stock, $0.01 par value (currently 2,500,000 shares, $0.15 par value, following a fifteen to one reverse stock split), is hereby amended as follows:

Item 2. Identity and Background

         This statement is filed by First Banks, Inc., a Missouri corporation and registered bank holding company ("First Banks"). The controlling shareholders of First Banks are: (i) the James F. Dierberg II Family Trust, dated December 30, 1992; (ii) Mary W. Dierberg and Michael James Dierberg, trustees under the living trust of Michael James Dierberg, dated July 24, 1989;
(iii) the Ellen C. Dierberg Family Trust, dated December 30, 1992; (iv) the Michael J. Dierberg Family trust dated December 30, 1992; (v) James F. Dierberg, trustee of the James F. Dierberg living trust, dated October 8, 1985; and (vi) First Trust (Mary W. Dierberg and First Bank, Trustees) established U/I James F. Dierberg, dated December 12, 1992. Mr. James F. Dierberg and Mrs. Mary W. Dierberg are husband and wife, and Messrs. James F. Dierberg II, Michael James Dierberg and Miss Ellen C. Dierberg are their children (the "Dierberg Family").

         The directors and executive officers of First Banks and their positions with First Banks are as follows:

         James F. Dierberg Chairman of the Board of Directors, President and
                                       Chief Executive Officer
         Allen H. Blake    Executive Vice President, Chief Financial Officer
                           and Secretary
         John A. Schreiber Executive Vice President - Commercial Banking Donald W. William Executive Vice President and Chief Credit Officer
         Mark T. Turkcan   Executive Vice President - Retail Banking
         Thomas A. Bangert Senior Vice President - Operations
         Larry J. Brost    Senior Vice President and Controller
         Donald Gunn, Jr.  Director
         George Markos     Director

         The information required by Item 2 with respect to First Banks, the Dierberg Family and each of the above named persons is attached to this statement as Exhibits 2A through 2N, and is incorporated herein by reference.

         The information disclosed in Exhibits 2A through 2O is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

         On October 3, 1997, FBA and First Commercial Bancorp, Inc., a Delaware corporation, ("First Commercial") entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby First Commercial merged with and into FBA (the "Merger"). The terms of the agreement provided that each share of common stock of First Commercial issued and outstanding immediately prior to the Merger be converted into the right to receive 0.8888 shares of common stock of FBA. First Banks held 520,000 shares of First Commercial which were exchanged for 462,176 shares of FBA.

         First Banks holds a promissory note executed by FBA in the principal amount of $20 million. At January 31, 1998, the principal amount outstanding was approximately $17.6 million. It was jointly determined by Special Committees of FBA and First Commercial that it would not be advisable to pursue the Merger if the amount of debt owed by FBA would be substantially increased. In order to reduce the debt of FBA, First Banks agreed to purchase 804,000 shares of FBA Common for approximately $10 million, a purchase price derived from the market price of FBA Common immediately before the terms of the Merger were established. Payment was made by reducing the amount of the outstanding balance on the FBA Promissory Note and 804,000 shares of FBA Common were acquired by First Banks.

         Prior to the Merger, First Banks held First Commercial Debentures in the principal amount of $6.5 million. FBA agreed to directly assume the indebtedness evidenced by the First Commercial Debentures, including all accrued interest thereon, by canceling the First Commercial Debentures and exchanging therefor a debenture issued by FBA. The FBA Debenture has generally the same terms as the First Commercial Debentures bearing interest at the rate of 12% per year in the principal amount of $6.5 million with initial accrued interest equal to the outstanding balance of accrued interest on the First Commercial Debentures and convertible into shares of FBA Common at a conversion price of $14.06 per share. FBA stockholders approved the issuance of up to 739,687 shares of FBA Common upon conversion of the FBA Debenture. That number represents the maximum number of shares of FBA Common that would be issued if (i) the FBA Debenture is not redeemed by FBA or voluntarily converted by First Banks prior to maturity (in which case the number of shares needed would be lower, since the number of shares issuable upon conversion in part reflects the amount of interest which has accrued, and the accrual of interest would cease in either of such events); and (ii) at maturity, the FBA Debenture is redeemed by the issuance of FBA Common. The actual number of shares of FBA Common that will be issued is not presently determinable, because it is not known whether interest will accrue thereon until the maturity date of October 31, 2000. Based on the principal and accrued interest at February 24, 1998, approximately 586,724 Common Shares would be issued to First Banks if the FBA Debenture were voluntarily converted.

Item 4. Purpose of Transaction

         No amendment with respect to this item.


Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by First Banks is based upon 5,285,859 shares outstanding at February 24, 1998, as indicated on the records of FBA, plus 586,724, representing the conversion of the FBA Debentures to Common Stock at a conversion price of $14.06, or total shares of 5,872,583. On February 24, 1998, First Banks beneficially owned $6.5 million principal, plus accrued interest of $1,749,333.38, or, based on a conversion price of $14.06, the equivalent of 586,724 Common Stock represented by the FBA Debentures. As of the close of business on February 24, 1998, First Banks beneficially owned, in aggregate, 4,352,900 shares of Common Stock, which includes Class A Common, Class B Common and the equivalent of 586,724 shares represented by the FBA Debentures or approximately 74.1% of such number of shares.

         (b) First Banks beneficially owns 3,766,176 shares of the Class A and Class B Common Stock and $8,249,333 principal and interest amount of the FBA Debentures and which, based upon a current conversion of the Debentures at a conversion price of $14.06, or 586,724 shares, would beneficially own 4,352,900 shares in aggregate and have the sole power to vote and dispose of such shares.

         (c) All transactions in the shares of Common Stock and Debentures that were effected during the past sixty days are described on Exhibit 5(c) attached hereto.

          (d-e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No amendment with respect to this item.


Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock and Debentures effected during the past sixty days.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FIRST BANKS, INC.


Date: March 10, 1998               By:/s/Allen H. Blake
                                   ----------------------------------------
                                   Allen H. Blake, Executive Vice President.

                                  EXHIBIT INDEX




Exhibit No.                                                      Page No.

Exhibit 2A                                                           8

Exhibit 2B                                                           9

Exhibit 2C                                                          10

Exhibit 2D                                                          11

Exhibit 2E                                                          12

Exhibit 2F                                                          13

Exhibit 2G                                                          14

Exhibit 2H                                                          15

Exhibit 2I                                                          16

Exhibit 2J                                                          17

Exhibit 2K                                                          18

Exhibit 2L                                                          19

Exhibit 2M                                                          20

Exhibit 2N                                                          21

Exhibit 2O                                                          22

Exhibit 5(c)                                                        23

                                   Exhibit 2A



FIRST BANKS, INC.


State or Other Place of Organization:                   Missouri
-------------------------------------

Principal Business:                                     Bank Holding Company
-------------------


Address of Principal Business:                          135 North Meramec
------------------------------
                                                        Clayton, Missouri 63105


Address of Principal Office:                            135 North Meramec
----------------------------
                                                        Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:                     None
-----------------------------------------


Civil Proceedings During Last 5 Years:                        None
--------------------------------------

                                   Exhibit 2B


JAMES F. DIERBERG (Chief Executive Officer, President and Chairman of the Board of Directors of First Banks, Inc.)


Residence or Business Address:                      39 Glen Eagles Drive
------------------------------
                                                    St. Louis, Missouri 63124


Principal Occupation or Employment:                 Financial services
-----------------------------------

Name of Employer:                                   First Banks, Inc.
-----------------

Principal Business:                                 Bank holding company
-------------------

Address:                                            135 North Meramec
--------
                                                    Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:            None
-----------------------------------------


Civil Proceedings During Last 5 Years:               None
--------------------------------------


Citizenship:                                         U.S.A.
------------

                                   Exhibit 2C


MARY W. DIERBERG (Co-Trustee under the various Family Trusts)


Residence or Business Address:                        39 Glen Eagles Drive
------------------------------
                                                      St. Louis, Missouri 63124


Principal Occupation or Employment:                   Housewife
-----------------------------------


Criminal Proceedings During Last 5 Years:             None
-----------------------------------------


Civil Proceedings During Last 5 Years:                None
--------------------------------------


Citizenship:                                          U.S.A.
------------

                                   Exhibit 2D


JAMES F. DIERBERG II


Residence or Business Address:                        39 Glen Eagles Drive
                                                      St. Louis, Missouri 63141
------------------------------


Principal Occupation or Employment:                     Lawyer
-----------------------------------

Criminal Proceedings During Last 5 Years:               None
-----------------------------------------


Civil Proceedings During Last 5 Years:                  None
--------------------------------------


Citizenship:                                            U.S.A.
------------

                                   Exhibit 2E


MICHAEL JAMES DIERBERG


Residence or Business Address:                         39 Glen Eagles Drive
------------------------------
                                                       St. Louis, Missouri 63124


Principal Occupation or Employment:                    Student
-----------------------------------

Criminal Proceedings During Last 5 Years:              None
-----------------------------------------


Civil Proceedings During Last 5 Years:                 None
--------------------------------------


Citizenship:                                           U.S.A.
------------

                                   Exhibit 2F


ELLEN C. DIERBERG


Residence or Business Address:                        39 Glen Eagles Drive
------------------------------
                                                      St. Louis, Missouri 63124


Principal Occupation or Employment:                   Marketing
-----------------------------------


Criminal Proceedings During Last 5 Years:             None
-----------------------------------------


Civil Proceedings During Last 5 Years:                None
--------------------------------------


Citizenship:                                          U.S.A.
------------

                                   Exhibit 2G



FIRST BANK (Co-Trustee of First Trust)


State or Other Place of Organization:              Missouri
-------------------------------------


Principal Business:                                Banking
-------------------


Address of Principal Business:                      11901 Olive Blvd.
------------------------------
                                                    St. Louis, Missouri 63141


Address of Principal Office:  11901 Olive Blvd.
                                                    St. Louis, Missouri 63141


Criminal Proceedings During Last 5 Years:           None
-----------------------------------------


Civil Proceedings During Last 5 Years:              None
--------------------------------------

                                   Exhibit 2H


ALLEN H. BLAKE (Executive Vice President, Chief Financial Officer, Secretary and Director of First Banks, Inc.)


Residence or Business Address:                      2345 Kettington Road
------------------------------
                                                    Chesterfield, MO 63017


Principal Occupation or Employment:                 Financial services
-----------------------------------

Name of Employer:                                   First Banks, Inc.
-----------------

Principal Business:                                 Bank holding company
-------------------

Address:                                            135 North Meramec
--------
                                                    Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:           None
-----------------------------------------


Civil Proceedings During Last 5 Years:              None
--------------------------------------


Citizenship:                                        U.S.A.
------------

                                   Exhibit 2I


JOHN A. SCHREIBER (Executive Vice President, Commercial Banking, of First Banks, Inc.)


Residence or Business Address:                      11747 Parkshire
------------------------------
                                                    St. Louis, Missouri 63126


Principal Occupation or Employment:                 Financial services
-----------------------------------

Name of Employer:                                   First Banks, Inc.
-----------------

Principal Business:                                 Bank holding company
------------------

Address:                                            135 North Meramec,
--------
                                                    Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:           None
-----------------------------------------


Civil Proceedings During Last 5 Years:              None
--------------------------------------


Citizenship:                                         U.S.A.

                                 Exhibit 2J



DONALD W. WILLIAMS (Executive Vice President and Chief Credit Officer of First Banks, Inc.)


Residence or Business Address:                      18 Huntleigh Downs
------------------------------
                                                    Frontenac, Missouri 63131


Principal Occupation or Employment:                 Financial services
----------------------------------

Name of Employer:                                   First Banks, Inc.
-----------------

Principal Business:                                 Bank holding company

Address:135 North Meramec,
                                                    Clayton, Missouri 63105



Criminal Proceedings During Last 5 Years:           None
-----------------------------------------


Civil Proceedings During Last 5 Years:              None
--------------------------------------


Citizenship:                                        U.S.A.
------------

                                   Exhibit 2K



MARK T. TURKCAN (Executive Vice President of Mortgage Banking of First Banks, Inc.)


Residence or Business Address:                      711 Bent Brook Road
------------------------------
                                                    St. Louis, Missouri 63122


Principal Occupation or Employment:                 Financial services
-----------------------------------

Name of Employer:                                   First Banks, Inc.
-----------------

Principal Business:                                 Bank holding company
-------------------

Address:                                            135 North Meramec,
--------
                                                    Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:           None
-----------------------------------------


Civil Proceedings During Last 5 Years:              None
--------------------------------------


Citizenship:                                        U.S.A.
------------

                                   Exhibit 2L


THOMAS A. BANGERT (Senior Vice President of Operations of First Banks, Inc.)


Residence or Business Address:                      12575 Conway Road
------------------------------
                                                    St. Louis, Missouri 63141


Principal Occupation or Employment:                 Financial services
-----------------------------------

Name of Employer:                                   First Banks, Inc.
-----------------

Principal Business:                                 Bank holding company
-------------------

Address:135 North Meramec,
                                                    Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:           None
-----------------------------------------


Civil Proceedings During Last 5 Years:              None
--------------------------------------


Citizenship:                                        U.S.A.
------------

                                   Exhibit 2M


LAURENCE J. BROST (Senior Vice President of Accounting of First Banks, Inc.)


Residence or Business Address:                         414 Lennox
------------------------------
                                                       Ballwin, Missouri 63011


Principal Occupation or Employment:                    Financial services
----------------------------------

Name of Employer:                                      First Banks, Inc.
-----------------

Principal Business:                                    Bank holding company
-------------------

Address:                                               135 North Meramec
--------
                                                       Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:              None
-----------------------------------------


Civil Proceedings During Last 5 Years:                 None
--------------------------------------


Citizenship:                                           U.S.A.
------------

                                   Exhibit 2N



DONALD GUNN, JR. (Director of First Banks, Inc.)


Residence or Business Address:                       11901 Olive Boulevard
------------------------------
                                                     St. Louis, Missouri 63141


Principal Occupation or Employment:                  Attorney at Law
-----------------------------------

Name of Employer:                                    Gunn & Gunn
-----------------

Principal Business:                                  Law Firm
-------------------

Address:                                             11901 Olive Boulevard
--------
                                                     St. Louis, Missouri 63141


Criminal Proceedings During Last 5 Years:            None
-----------------------------------------


Civil Proceedings During Last 5 Years:               None
--------------------------------------


Citizenship:                                         U.S.A.
------------

                                   Exhibit 2O


GEORGE MARKOS (Director of First Banks, Inc.)


Residence or Business Address:                      1595 N. Central Expressway
------------------------------
                                                    Richardson, Texas 75080


Principal Occupation or Employment:                 Business Management
-----------------------------------

Name of Employer:                                   Profit Management Systems
-----------------

Principal Business:                                 Business Services
-------------------

Address:                                            1595 N. Central Expressway
--------
                                                    Richardson, Texas 75080


Criminal Proceedings During Last 5 Years:           None
-----------------------------------------


Civil Proceedings During Last 5 Years:              None
--------------------------------------


Citizenship:                                        U.S.A.
------------

                                  Exhibit 5(c)


                                FIRST BANKS, INC.

                   (Transactions Effected Within Past 60 Days)

Identity of                                     Number of           Price per
 Purchaser            Date of Purchase      Shares Purchased          Share

First Banks,          February 2, 1998           462,176               *
Inc.                  February 2, 1998           804,000               **
                      February 2, 1998           586,724               ***



*     Acquired by exchange resulting from a merger with Commercial Bancorp, Inc.

** Acquired by a $10 million reduction of balance due to First Banks, Inc.on First Banks America, Inc. Promissory Note or an approximate $12.44 per share.

*** Shares acquired if $6.5 million convertible debentures and accrued interest were converted to First Banks America, Inc. common shares at a conversion price of $14.06.